

February 13, 2013

Via E-mail
Timothy E. Hall, CFO
Flexsteel Industries, Inc.
385 Bell Street
Dubuque, IA 52001-0877

> **Re: Flexsteel Industries, Inc.**
> **Form 10-K for the year ended June 30, 2012**
> **Filed August 22, 2012**
> **File No. 0-5151**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 7

1.   In future filings, please revise the Indiana Civil Litigation disclosure to comply with Item 103 of Regulation S-K including, disclosing the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

2.   In future periodic filings please provide a more comprehensive discussion explaining the reasons for the changes in your results of operations. For example, please explain why net sales increased or decreased for both your residential and commercial product lines. In addition, where you cite multiple reasons for changes, please quantify the individual

factors which impacted your results. In this regard, we note that margins were impacted by a better absorption of fixed costs on higher volumes as well as lower freight costs.

Liquidity and Capital Resources, page 12

3.   We note disclosure on page 12 that you have borrowing availability under a credit agreement of up to $12.5 million. We also note disclosure in Note 6 to the Consolidated Financial Statements on page 22 that you have a credit agreement which provides short-term working capital financing up to $15.0 million and such credit agreement contains financial covenants. In future filings, please reconcile these disclosures – for example, do you have borrowings outstanding from time to time that would explain the discrepancy or do you have covenants or other terms (like a borrowing base) that limit what you can borrow? Also, in future filings, please explain whether you are using this credit agreement. Please show us what your disclosure would look like.

Notes to the Consolidated Financial Statements, page 19

1. Summary of Significant Accounting Policies, page 19

4.   Your Consolidated Statements of Comprehensive Income found on page 16 indicates that you have unrealized (losses) gains on securities. With a view towards future disclosure, please tell us what types of securities you are investing in and how you are accounting for these investments. In your discussion, please identify where the securities are recorded on your balance sheet and what Level of input you utilize to determine the fair value of the securities.

Item 15. Exhibits, page 29

5.   Please file your credit agreement including all exhibits and schedules in your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief